SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

INTELLECT NEUROSCIENCES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

45822W308
(CUSIP Number)

Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 45822W308

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 267,618 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 267,618 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,618 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (Based on 2,574,048 shares of Common Stock outstanding as of February 11, 2015)
12	TYPE OF REPORTING PERSON* IN

(1)
Include 162,800 shares of common stock and 104,818 shares of common stock underlying Series C Convertible Preferred Stock and excludes (i) 1,879,403 shares of common stock underlying Series C Convertible Preferred Stock due to a blocker that prevents conversion in excess of 9.99% of the number of outstanding shares of common stock, (ii) 23,892 shares of common stock underlying Series D Preferred Stock due to a blocker that prevents conversion in excess of 4.99% of the number of outstanding shares of common stock, (iii) 235,022 shares of common stock underlying Series E Preferred Stock due to a blocker that prevents conversion in excess of 4.99% of the number of outstanding shares of common stock and (iv) 838,933 shares of common stock underlying Series F Preferred Stock due to a blocker that prevents conversion in excess of 9.99% of the number of outstanding shares of common stock.

(2)
Excludes 838,933 shares of common stock underlying Series F Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig due to a blocker that prevents conversion in excess of 9.99% of the number of outstanding shares of common stock.

CUSIP No. 45822W308

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (Based on 2,574,048 shares of Common Stock outstanding as of February 11, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)	Excludes 838,933 shares of common stock underlying Series F Preferred Stock due to a blocker that prevents conversion in excess of 9.99% of the number of outstanding shares of common stock.

Item 1(a).           Name of Issuer:

Intellect Neurosciences, Inc.

Item 1(b).           Address of Issuer's Principal Executive Offices:

550 Sylvan Avenue, Suite 101, Englewood Cliffs, NJ 07632

Item 2(a).           Name of Person Filing.

The statement is filed on behalf of Barry Honig and GRQ Consultants, Inc. Roth 401K FBO Barry Honig

Item 2(b).           Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).           Citizenship.

United States/Florida

Item 2(d).           Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).           CUSIP Number.

45822W308

Item 3.                Type of Person

Not applicable.

Item 4.                Ownership.

(a) Amount beneficially owned: 267,618 (1)(2).

(b) Percent of class: 9.99% (Based on 2,574,048 shares of Common Stock outstanding as of February 11, 2015)
(c) Number of shares as to which the person has:

 (i) Sole power to vote or to direct the vote: 267,618 (1).
 (ii) Shared power to vote or to direct the vote: 0 (2).
 (iii) Sole power to dispose or to direct the disposition of: 267,618 (1).
 (iv) Shared power to dispose or to direct the disposition of: 0 (2).

(1)
Include 162,800 shares of common stock and 104,818 shares of common stock underlying Series C Convertible Preferred Stock and excludes (i) 1,879,403 shares of common stock underlying Series C Convertible Preferred Stock due to a blocker that prevents conversion in excess of 9.99% of the number of outstanding shares of common stock, (ii) 23,892 shares of common stock underlying Series D Preferred Stock due to a blocker that prevents conversion in excess of 4.99% of the number of outstanding shares of common stock, (iii) 235,022 shares of common stock underlying Series E Preferred Stock due to a blocker that prevents conversion in excess of 4.99% of the number of outstanding shares of common stock and (iv) 838,933 shares of common stock underlying Series F Preferred Stock due to a blocker that prevents conversion in excess of 9.99% of the number of outstanding shares of common stock.

(2)
Excludes 838,933 shares of common stock underlying Series F Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig due to a blocker that prevents conversion in excess of 9.99% of the number of outstanding shares of common stock.

Item 5.                Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2015	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
Date: March 10, 2015	/s/ Barry Honig
Barry Honig, Trustee